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_______________________________________________________________________________

CUSIP No.    814847-10-9            SCHEDULE 13D                   Page 1 of 13
_______________________________________________________________________________


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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No 1.)


                    SECURITY OF PENNSYLVANIA FINANCIAL CORP.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                   814847-10-9
                                 (CUSIP Number)

                               Mr. Joseph Stilwell
                             26 Broadway, 23rd Floor
                            New York, New York 10004
                                 (212) 269-5800
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 2, 2000
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-(f) or 240.13d-1(g), check the following box. [ ]

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




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_______________________________________________________________________________

CUSIP No.    814847-10-9            SCHEDULE 13D                   Page 2 of 13
_______________________________________________________________________________

    1.     NAMES OF REPORTING PERSONS.
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

                Stilwell Value Partners I, L.P.
______________________________________________________________________________

    2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [X]
                                                                (b)  [ ]
______________________________________________________________________________

    3.     SEC USE ONLY
______________________________________________________________________________

    4.     SOURCE OF FUNDS*
                WC, OO
______________________________________________________________________________

    5.     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                            [ ]
______________________________________________________________________________

    6.     CITIZENSHIP OR PLACE OF ORGANIZATION
               Delaware
_______________________________________________________________________________
               |     |
  NUMBER OF    |  7. |   SOLE VOTING POWER:
   SHARES      |     |       0
BENEFICIALLY   |_____|________________________________________________________
  OWNED BY     |     |
   EACH        |  8. |   SHARED VOTING POWER:
 REPORTING     |     |       62,870
PERSON WITH    |_____|________________________________________________________
               |     |
               |  9. |   SOLE DISPOSITIVE POWER:
               |     |       0
               |_____|________________________________________________________
               |     |
               | 10. |   SHARED DISPOSITIVE POWER:
               |     |       62,870
_______________|_____|_________________________________________________________

   11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
                             62,870
______________________________________________________________________________

   12.    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                             [ ]
______________________________________________________________________________

   13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
                4.6%
______________________________________________________________________________

   14.    TYPE OF REPORTING PERSON*
                PN
______________________________________________________________________________

_______________________________________________________________________________

CUSIP No.    814847-10-9            SCHEDULE 13D                   Page 3 of 13
_______________________________________________________________________________

    1.     NAMES OF REPORTING PERSONS.
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

                Stilwell Partners, L.P.
______________________________________________________________________________

    2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [X]
                                                                (b)  [ ]
______________________________________________________________________________

    3.     SEC USE ONLY
______________________________________________________________________________

    4.     SOURCE OF FUNDS*
                WC, OO
______________________________________________________________________________

    5.     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                            [ ]
______________________________________________________________________________

    6.     CITIZENSHIP OR PLACE OF ORGANIZATION
               Delaware
_______________________________________________________________________________
               |     |
  NUMBER OF    |  7. |   SOLE VOTING POWER:
   SHARES      |     |       0
BENEFICIALLY   |_____|________________________________________________________
  OWNED BY     |     |
   EACH        |  8. |   SHARED VOTING POWER:
 REPORTING     |     |       62,870
PERSON WITH    |_____|________________________________________________________
               |     |
               |  9. |   SOLE DISPOSITIVE POWER:
               |     |       0
               |_____|________________________________________________________
               |     |
               | 10. |   SHARED DISPOSITIVE POWER:
               |     |       62,870
_______________|_____|_________________________________________________________

   11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
                             62,870
______________________________________________________________________________

   12.    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                             [ ]
______________________________________________________________________________

   13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
               4.6%
______________________________________________________________________________

   14.    TYPE OF REPORTING PERSON*
                PN
______________________________________________________________________________

_______________________________________________________________________________

CUSIP No.    814847-10-9            SCHEDULE 13D                   Page 4 of 13
_______________________________________________________________________________

    1.     NAMES OF REPORTING PERSONS.
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

                Stilwell Associates, L.P.
______________________________________________________________________________

    2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [X]
                                                                (b)  [ ]
______________________________________________________________________________

    3.     SEC USE ONLY
______________________________________________________________________________

    4.     SOURCE OF FUNDS*
                WC, OO
______________________________________________________________________________

    5.     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                            [ ]
______________________________________________________________________________

    6.     CITIZENSHIP OR PLACE OF ORGANIZATION
               Delaware
_______________________________________________________________________________
               |     |
  NUMBER OF    |  7. |   SOLE VOTING POWER:
   SHARES      |     |       0
BENEFICIALLY   |_____|________________________________________________________
  OWNED BY     |     |
   EACH        |  8. |   SHARED VOTING POWER:
 REPORTING     |     |       62,870
PERSON WITH    |_____|________________________________________________________
               |     |
               |  9. |   SOLE DISPOSITIVE POWER:
               |     |       0
               |_____|________________________________________________________
               |     |
               | 10. |   SHARED DISPOSITIVE POWER:
               |     |       62,870
_______________|_____|_________________________________________________________

   11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
                             62,870
______________________________________________________________________________

   12.    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                             [ ]
______________________________________________________________________________

   13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
                4.6%
______________________________________________________________________________

   14.    TYPE OF REPORTING PERSON*
                PN
______________________________________________________________________________

_______________________________________________________________________________

CUSIP No.    814847-10-9            SCHEDULE 13D                   Page 5 of 13
_______________________________________________________________________________

    1.     NAMES OF REPORTING PERSONS.
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

                Stilwell Value LLC
______________________________________________________________________________

    2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [X]
                                                                (b)  [ ]
______________________________________________________________________________

    3.     SEC USE ONLY
______________________________________________________________________________

    4.     SOURCE OF FUNDS*
                WC, OO
______________________________________________________________________________

    5.     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                            [ ]
______________________________________________________________________________

    6.     CITIZENSHIP OR PLACE OF ORGANIZATION
               Delaware
_______________________________________________________________________________
               |     |
  NUMBER OF    |  7. |   SOLE VOTING POWER:
   SHARES      |     |       0
BENEFICIALLY   |_____|________________________________________________________
  OWNED BY     |     |
   EACH        |  8. |   SHARED VOTING POWER:
 REPORTING     |     |       62,870
PERSON WITH    |_____|________________________________________________________
               |     |
               |  9. |   SOLE DISPOSITIVE POWER:
               |     |       0
               |_____|________________________________________________________
               |     |
               | 10. |   SHARED DISPOSITIVE POWER:
               |     |       62,870
_______________|_____|_________________________________________________________

   11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
                             62,870
______________________________________________________________________________

   12.    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                             [ ]
______________________________________________________________________________

   13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
                4.6%
______________________________________________________________________________

   14.    TYPE OF REPORTING PERSON*
                OO
______________________________________________________________________________

_______________________________________________________________________________

CUSIP No.    814847-10-9            SCHEDULE 13D                   Page 6 of 13
_______________________________________________________________________________

    1.     NAMES OF REPORTING PERSONS.
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

                Joseph Stilwell
______________________________________________________________________________

    2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [X]
                                                                (b)  [ ]
______________________________________________________________________________

    3.     SEC USE ONLY
______________________________________________________________________________

    4.     SOURCE OF FUNDS*
                PF, OO
______________________________________________________________________________

    5.     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                            [ ]
______________________________________________________________________________

    6.     CITIZENSHIP OR PLACE OF ORGANIZATION
               United States
_______________________________________________________________________________
               |     |
  NUMBER OF    |  7. |   SOLE VOTING POWER:
   SHARES      |     |       0
BENEFICIALLY   |_____|________________________________________________________
  OWNED BY     |     |
   EACH        |  8. |   SHARED VOTING POWER:
 REPORTING     |     |       62,870
PERSON WITH    |_____|________________________________________________________
               |     |
               |  9. |   SOLE DISPOSITIVE POWER:
               |     |       0
               |_____|________________________________________________________
               |     |
               | 10. |   SHARED DISPOSITIVE POWER:
               |     |       62,870
_______________|_____|_________________________________________________________

   11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
                             62,870
______________________________________________________________________________

   12.    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                             [ ]
______________________________________________________________________________

   13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
                4.6%
______________________________________________________________________________

   14.    TYPE OF REPORTING PERSON*
                IN
______________________________________________________________________________

_______________________________________________________________________________

CUSIP No.    814847-10-9            SCHEDULE 13D                   Page 7 of 13
_______________________________________________________________________________


Item 1.   Security and Issuer

          This is Amendment No. 1 to the Schedule 13D previously filed on May 9, 2000 by joint filers Stilwell Value Partners I, L.P., a Delaware limited partnership ("Stilwell Value Partners I"), Stilwell Partners, L.P., a Delaware limited partnership ("Stilwell Partners"), Stilwell Associates, L.P., a Delaware limited partnership ("Stilwell Associates"), Stilwell Value LLC, a Delaware limited liability company ("Stilwell Value LLC") and the general partner of Stilwell Value Partners I, and Joseph Stilwell, managing and sole member of Stilwell Value LLC and general partner of Stilwell Partners and Stilwell Associates. All of the filers of this Schedule 13D are collectively the "Group" or "Reporting Persons".

         This Schedule 13D relates to the common stock, par value $0.01 per share ("Common Stock") of Security of Pennsylvania Financial Corp. (the "Company" or the "Issuer"). The address of the principal executive offices of the Company is 31 West Broad Street Hazleton, Pennsylvania 18201, phone: (570) 454-0824. The joint filing agreement of the members of the Group is attached as
Exhibit 1.

Item 2.   Identity and Background

          (a)-(c) This statement is filed by Mr. Joseph Stilwell, with respect to the shares of Common Stock beneficially owned by Mr. Stilwell, including: (i) shares of Common Stock held in the name of Stilwell Value Partners I, in Mr. Stilwell's capacity as the managing and sole member of Stilwell Value LLC which is the general partner of Stilwell Value Partners I; (ii) shares of Common Stock held in the name of Stilwell Partners, in Mr. Stilwell's capacity as the general partner of Stilwell Partners; and (iii) shares of Common Stock held in the name of Stilwell Associates, in Mr. Stilwell's capacity as the general partner of Stilwell Associates.

         The business address of Mr. Stilwell and of all the Reporting Persons is 26 Broadway, 23rd Floor, New York, New York 10004.

         The principal employment of Mr. Stilwell is investment management. Stilwell Value Partners I, Stilwell Partners, and Stilwell Associates are private investment partnerships engaged in the purchase and sale of securities for their own accounts. Stilwell Value LLC is in the business of serving as the general partner of Stilwell Value Partners I.

          (d) During the past five years, no member of the Group has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) During the past five years, no member of the Group has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

          (f) Mr. Stilwell is a citizen of the United States.

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CUSIP No.    814847-10-9            SCHEDULE 13D                   Page 8 of 13
_______________________________________________________________________________




Item 3.   Source and Amount of Funds or Other Consideration

          The source and amount of funds expended by members of the Group to acquire the Common Stock held was previously reported in a Schedule 13D filed on May 9, 2000. Since that date, no members of the Group have made any additional purchases of Common Stock of the Issuer. As set forth below in Items 4 and 5, this Schedule 13D, Amendment No. 1., is being filed to report sales of such Common Stock by members of the Group.

Item 4.   Purpose of Transaction

         Members of the Group acquired the Common Stock of the Issuer in order to profit from the appreciation in the market price of the Common Stock through the assertion of shareholder rights. On May 9, 2000, the Group filed a Schedule 13D disclosing their position in the Issuer and their intentions. Thereafter, members of the Group communicated with management of the Issuer and scheduled a meeting with senior management of the Issuer in order to discuss maximizing short and long-term value of the Issuer's assets. On June 2, 2000, the Issuer and Northeast Pennsylvania Financial Corp. announced the signing of a definitive agreement under which Northeast Pennsylvania Financial Corp. will acquire the Issuer. As a result of the announcement, members of the Group have decided to dispose of shares of Common Stock held by them. Such dispositions will take place from time to time in market or other transactions at prices determined to be appropriate by the selling members of the Group.

         Except as noted in this Schedule 13D, no member of the Group has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraph (a) through (j), inclusive, of Item (4) of Schedule 13D. Members of the Group may, at any time and from time to time, review or reconsider their positions and formulate plans or proposals with respect thereto.

Item 5.   Interest in Securities of the Issuer

          The percentages used in this Schedule 13D are calculated based upon the number of outstanding shares of Common Stock, which is 1,356,885 shares. This information was reported as of May 9, 2000, on a Form 10-QSB, filed by the Company on May 15, 2000. Except as otherwise specifically noted below, all transactions of Common Stock reported herein were made in open market transactions on the American Stock Exchange.

(A)      Stilwell Value Partners I

     (a)  Aggregate number of shares beneficially owned: 62,870
          Percentage: 4.6%

     (b)  1. Sole power to vote or to direct vote: 0
          2.  Shared power to vote or to direct vote: 62,870
          3.  Sole power to dispose or to direct the disposition: 0
          4.  Shared power to dispose or to direct disposition: 62,870

_______________________________________________________________________________

CUSIP No.    814847-10-9            SCHEDULE 13D                   Page 9 of 13
_______________________________________________________________________________


     (c) The chart below sets forth all transactions of Common Stock that Stilwell Value Partners I has made since the most recent filing of a Schedule 13D on May 9, 2000. The transaction listed below was a sale of Common Stock.

--------------------------------------------------------------------------------
   Date          Number of Shares          Price Per Share($)    Total Price ($)
--------------------------------------------------------------------------------
 6/2/2000            60,000                     16.625             997,500.00
--------------------------------------------------------------------------------

    (d) Because he is the managing and sole member of Stilwell Value LLC, which is the general partner of Stilwell Value Partners I, Mr. Stilwell has the power to direct the affairs of Stilwell Value Partners I, including the voting and disposition of shares of Common Stock held in the name of Stilwell Value Partners I. Therefore, Mr. Stilwell is deemed to share voting and disposition power with Stilwell Value Partners I with regard to those shares of Common Stock.

(B) Stilwell Partners

     (a) Aggregate number of shares beneficially owned: 62,870
         Percentage: 4.6%

     (b) 1. Sole power to vote or to direct vote: 0
         2. Shared power to vote or to direct vote: 62,870
         3. Sole power to dispose or to direct the disposition: 0
         4. Shared power to dispose or to direct disposition: 62,870

     (c) Stilwell Partners has engaged in no transactions of Common Stock since the most recent filing of a Schedule 13D on May 9, 2000.

     (d) Because he is the general partner of Stilwell Partners, Mr. Stilwell has the power to direct the affairs of Stilwell Partners, including the voting and disposition of shares of Common Stock held in the name of Stilwell Partners. Therefore, Mr. Stilwell is deemed to share voting and disposition power with Stilwell Partners with regard to those shares of Common Stock.

(C) Stilwell Associates

     (a) Aggregate number of shares beneficially owned:  62,870
         Percentage: 4.6%

     (b) 1.  Sole power to vote or to direct vote: 0
         2.  Shared power to vote or to direct vote: 62,870
         3.  Sole power to dispose or to direct the disposition: 0
         4.  Shared power to dispose or to direct disposition: 62,870

     (c) The chart below sets forth all transactions of Common Stock that Stilwell Associates has made since the most recent filing of a Schedule 13D on May 9, 2000. The transaction listed below was a sale of Common Stock.

_______________________________________________________________________________

CUSIP No.    814847-10-9            SCHEDULE 13D                  Page 10 of 13
_______________________________________________________________________________


--------------------------------------------------------------------------------
   Date          Number of Shares          Price Per Share($)    Total Price ($)
--------------------------------------------------------------------------------
 6/2/2000             60,000                     16.625             997,500.00
--------------------------------------------------------------------------------
      (d) Because he is the general partner of Stilwell Associates, Mr. Stilwell has the power to direct the affairs of Stilwell Associates, including the voting and disposition of shares of Common Stock held in the name of Stilwell Associates. Therefore, Mr. Stilwell is deemed to share voting and disposition power with Stilwell Associates with regard to those shares of Common Stock.

(D) Stilwell Value LLC

     (a) Aggregate number of shares beneficially owned: 62,870
         Percentage: 4.6%

     (b) 1.  Sole power to vote or to direct vote: 0
         2.  Shared power to vote or to direct vote:  62,870
         3.  Sole power to dispose or to direct the disposition: 0
         4.  Shared power to dispose or to direct disposition: 62,870

     (c) Stilwell Value LLC has engaged in no transactions of Common Stock since the most recent filing of a Schedule 13D on May 9, 2000.

     (d) Because he is the managing and sole member of Stilwell Value LLC, Mr. Stilwell has the power to direct the affairs of Stilwell Value LLC. Stilwell Value LLC is the general partner of Stilwell Value Partners I. Therefore, Stilwell Value LLC may be deemed to share with Mr. Stilwell voting and disposition power with regard to the shares of Common Stock held by Stilwell Value Partners I.

(E) Mr. Joseph Stilwell

     (a) Aggregate number of shares beneficially owned: 62,870
         Percentage: 4.6%

     (b) 1. Sole power to vote or to direct vote: 0
         2. Shared power to vote or to direct vote: 62,870
         3. Sole power to dispose or to direct the disposition: 0
         4. Shared power to dispose or to direct disposition: 62,870

     (c) Mr. Stilwell has engaged in no transactions of Common Stock since the most recent filing of a Schedule 13D on May 9, 2000

_______________________________________________________________________________

CUSIP No.    814847-10-9            SCHEDULE 13D                  Page 11 of 13
_______________________________________________________________________________

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          Other than the Joint Filing Agreement filed as Exhibit 1 to this filing, and as otherwise described below, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finders' fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or losses, or the giving or withholding of proxies, except for sharing of profits. Stilwell Value LLC and Mr. Joseph Stilwell, in their capacities as general partners as described in this Schedule 13D, are entitled to an allocation of a portion of profits.

         See Item 2 regarding disclosure of the arrangements among members of the Group, which disclosure is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

        Exhibit No.            Description
        ----------             -----------
            1            Joint Filing Agreement.

_______________________________________________________________________________

CUSIP No.    814847-10-9            SCHEDULE 13D                  Page 12 of 13
_______________________________________________________________________________



                                   SIGNATURES
                                   ----------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 5, 2000

                                       STILWELL VALUE PARTNERS I, L.P.

                                       /s/ Joseph Stilwell
                                       -----------------------------------------
                                       By: STILWELL VALUE LLC
                                           General Partner

                                       /s/ Joseph Stilwell
                                       -----------------------------------------
                                       By: Joseph Stilwell
                                           Managing and Sole Member

                                       STILWELL PARTNERS, L.P.

                                       /s/ Joseph Stilwell
                                       -----------------------------------------
                                       By: Joseph Stilwell
                                           General Partner

                                       STILWELL ASSOCIATES, L.P.

                                       /s/ Joseph Stilwell
                                       -----------------------------------------
                                       By: Joseph Stilwell
                                           General Partner

                                       STILWELL VALUE LLC

                                       /s/ Joseph Stilwell
                                       -----------------------------------------
                                       By: Joseph Stilwell
                                           Managing and Sole Member

                                       JOSEPH STILWELL

                                       /s/ Joseph Stilwell
                                       -----------------------------------------
                                       Joseph Stilwell